SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

Dun & Bradstreet Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26484T106

(CUSIP Number)

Michael L. Gravelle

Executive Vice President, General Counsel

and Corporate Secretary

c/o Cannae Holdings, Inc.

1701 Village Center Circle

Las Vegas, NV 89134

(702) 323-7330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26484T106	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 88,278,041*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 88,278,041*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,278,041*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%*
(14)	TYPE OF REPORTING PERSON CO

*	Includes all shares of common stock beneficially owned by Cannae Holdings, LLC. See Item 5.

CUSIP No. 26484T106	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 88,278,041*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 88,278,041*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,278,041*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%*
(14)	TYPE OF REPORTING PERSON OO

*	Includes all shares of common stock beneficially owned by DNB Holdco, LLC. See Item 5.

CUSIP No. 26484T106	13D

(1)	NAME OF REPORTING PERSONS DNB Holdco, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 88,278,041*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 88,278,041*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,278,041*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%*
(14)	TYPE OF REPORTING PERSON OO

*	See Item 5.

Explanatory Note

The Reporting Persons (as defined below) filed a Schedule 13G on February 11, 2022 regarding the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of Dun & Bradstreet Holdings, Inc., a Delaware corporation (the “Issuer”). This Schedule 13D (“Schedule 13D”) is now being filed because the Reporting Persons, as of February 15, 2022, acquired beneficial ownership during the preceding 12 months in excess of 2% of the outstanding shares of Common Stock.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 5335 Gate Parkway, Jacksonville, FL 32256.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by the following entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1. Cannae Holdings, Inc., a Delaware corporation (“CHI”);

2. Cannae Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of CHI (“CHL”); and

3. DNB Holdco, LLC, a Delaware limited liability company and wholly-owned subsidiary of CHL (“DNB Holdco”).

The principal business of the Reporting Persons is acquiring interests in operating companies and engaging in actively managing and operating a core group of those companies. The address of the principal business office of the Reporting Persons is 1701 Village Center Circle, Las Vegas, Nevada 89134.

Information as of the date of this Schedule 13D with respect to each director and executive officer of CHI, CHL and DNB Holdco is set forth on Schedule A to this Schedule 13D (the “Schedule A Persons”).

During the five years prior to the date of this Schedule 13D, neither the Reporting Persons nor to the Reporting Persons’ knowledge, any of the Schedule A Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a joint filing agreement among the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 is incorporated by reference into this Item 3.

Information as of the date of this Schedule 13D is set forth on Schedule A to this Schedule 13D with respect to the Schedule A Persons and is incorporated herein by reference.

Item 4. Purpose of the Transaction.

On February 15, 2022, CHL acquired 21,825,816 shares of Common Stock of the Issuer in connection with the sale of its interests in Optimal Blue Holdco, LLC to a wholly-owned subsidiary of Black Knight, Inc. (“Black Knight”) pursuant to the Purchase Agreement, dated February 15, 2022 (the “Purchase Agreement”), by and among CHL, Black Knight, Optimal Blue I, LLC, Optimal Blue Holdco, LLC, certain investment entities affiliated with Thomas

H. Lee Partners, L.P. (“THL”) and Black Knight Technologies, LLC (the “OB Transaction”). The number of shares of Common Stock acquired by CHL as part of the consideration for the OB Transaction was determined based on a Common Stock price of approximately $19.86 per share. Immediately after the OB Transaction, CHL transferred 1,600,105 shares of Common Stock to Trasimene Capital Management, LLC, the external manager of each of CHI and CHL, pursuant to the Amended and Restated Operating Agreement of CHL. The number of shares transferred was determined based on the same price per share.

The Reporting Persons and Schedule A Persons have acquired the Issuer’s Common Stock for investment purposes. The Reporting Persons and, to the Reporting Persons’ knowledge, each of the Schedule A Persons, intend to review their investment in the Issuer continually. Depending upon the results of such review and other factors deemed relevant to an investment in the Issuer, the Reporting Persons and, to the Reporting Persons’ knowledge, each of the Schedule A Persons, may, at any time and from time to time, (i) purchase, receive in a distribution or other transfer, or otherwise acquire Common Stock and/or other securities of the Issuer (collectively, “Issuer Securities”), (ii) sell, transfer, distribute or otherwise dispose of Issuer Securities in public or private transactions, or (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any of (i) or (ii) above or any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. DNB Holdco has requested that the Issuer, pursuant to the Registration Rights Agreement (as defined in Item 6 below), file a shelf registration statement for the resale of its shares of Common Stock.

William P. Foley, II, Chairman of the board of directors of CHI, is the chairman of the board of directors of the Issuer. Richard N. Massey, Chief Executive Officer and a director of CHI, is a director of the Issuer. The Reporting Persons expect, and to the Reporting Persons’ knowledge, one or more of the Schedule A Persons would be expected, to communicate with the Issuer’s board of directors, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. Such discussions may also include any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. As further described in Item 6 of this Schedule 13D, the Letter Agreement (as defined below) provides for certain rights and obligations of the Reporting Persons relating to voting for the election of directors to the Board. Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, in their fiduciary capacity as a director of the Issuer.

Information as of the date of this Schedule 13D is set forth on Schedule A to this Schedule 13D with respect to the Schedule A Persons and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 4 is incorporated by reference into this Item 5. Information as of the date of this Schedule 13D with respect to the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

The calculation in this Schedule 13D of the percentage of Common Stock outstanding beneficially owned by a Reporting Person or a Schedule A Person, as the case may be, is based on (i) 431,165,887 shares of Common Stock outstanding as of February 18, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on February 24, 2022, plus (ii) in the case of any Schedule A Persons, to the knowledge of the Reporting Persons, the number of shares of Common Stock issuable upon the exercise of options owned by such Schedule A Person, if any.

As of February 25, 2022, the Reporting Persons beneficially owned an aggregate of 88,278,041 shares of Common Stock, which represents approximately 20.5% of the outstanding shares of Common Stock, comprised of 53,278,041 shares directly held by DNB Holdco and 35,000,000 shares directly held by Cannae Funding D, LLC, a wholly-owned subsidiary of DNB Holdco.

Due to that certain letter agreement (as further described in Item 6 below, the “Letter Agreement”), dated as of June 30, 2020, by and among DNB Holdco, THL, CC Star Holdings, LP, Bilcar, LLC (“Bilcar”) and Black Knight Infoserv, LLC (collectively, the “Letter Agreement Parties”), the Letter Agreement Parties may be deemed to constitute a group (the “Group”), within the meaning of Section 13(d)(3) of the Exchange Act that beneficially owns, in the aggregate, as of February 25, 2022, 193,903,999 shares representing 44.5% of the Issuer’s outstanding Common Stock, based in part on the information concerning beneficial ownership provided to the Reporting Persons by the other Letter Agreement Parties. It is the understanding of the Reporting Persons that the other Letter Agreement Parties file separate Schedules 13G or 13D, as the case may be, pursuant to Rule 13d-1(k)(2). The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Letter Agreement. Except as disclosed herein, this Schedule 13D does not reflect any shares of Common Stock beneficially owned by the other Letter Agreement Parties.

(c) Other than as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated by reference into this Item 6.

Purchase Agreement

On February 15, 2022, CHL and the other parties thereto entered into the Purchase Agreement pursuant to which CHL and THL sold their interests in Optimal Blue Holdco, LLC to a wholly-owned subsidiary of Black Knight. As consideration for the OB Transaction, CHL received cash and 21,825,816 shares of Common Stock of the Issuer.

Letter Agreement

On June 30, 2020, in connection with the Issuer’s initial public offering (“IPO”), investors including William P. Foley II at Bilcar, THL, CHI, Black Knight and CC Capital Partners, LLC (“CC Capital” and together with Bilcar, THL, CHI and Black Knight, the “Investors”) entered into a Letter Agreement pursuant to which they (or their applicable affiliates) agreed to vote all of their shares as a group in all matters related to the election of directors of the Issuer, including to elect William P. Foley, II, Richard N. Massey, Thomas M. Hagerty, Ganesh B. Rao and Chinh E. Chu to the Issuer’s board of directors at each of the shareholder meetings through the 2023 shareholder meeting at which such individuals are eligible for election.

Registration Rights Agreement

On July 6, 2020, in connection with the Issuer’s IPO, the CHI, Bilcar, THL, CC Star Holdings, LP, and the other parties thereto entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, certain of the parties thereto have customary registration rights to, among other things, require that the Issuer register shares of Common Stock held by them under the Securities Act of 1933, as amended, and, if requested, to maintain a shelf registration statement with respect to such shares of Common Stock. The Registration Rights Agreement also grants the parties thereto piggyback registration rights, subject to certain exceptions.

*****

The foregoing descriptions of the Purchase Agreement, Letter Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 25, 2022, by and among the Reporting Persons (filed herewith).

99.2	Purchase Agreement, dated as of February 15, 2022, by and among Black Knight, Optimal Blue I, LLC, CHL, THL, Optimal Blue Holdco, LLC and Black Knight Technologies, LLC (incorporated by reference to Exhibit 2.1 to CHI’s Form 8-K filed with the SEC on February 17, 2022).

99.3	Letter Agreement dated as of June 30, 2020 among DNB Holdco, LLC and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 10-K filed with the SEC on February 25, 2021).

99.4	Registration Rights Agreement dated as of July 6, 2020 among Dun & Bradstreet Holdings, Inc. and the other parties thereto (incorporated by reference to Exhibit 4.3 to the Issuer’s Form 10-K filed with the SEC on February 25, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2022

CANNAE HOLDINGS, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General
Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Managing Director, General Counsel and
Corporate Secretary

DNB Holdco, LLC

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General
Counsel

SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned(1)	Percentage Beneficially Owned(1)
William P. Foley II	Managing Member and Senior Managing Director of Trasimene Capital Management, LLC	(2)	16,045,455(3)	3.7%
David Aung	Investment Officer at the City of San Jose Office of Retirement Services	1737 N. 1st St., Suite 600 San José, CA 95112
Hugh R. Harris	Director of Cannae Holdings, Inc.	(2)
C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.	8215 Westchester Drive Suite 400 Dallas, TX 75225	10,000	Less than 0.1%
Mark D. Linehan	President and Chief Executive Officer of Wynmark Company	1125 Vereda Del Ciervo, Goleta, CA 93117
Frank R. Martire	Executive Chairman of NCR Corporation	41 Madison Avenue, Suite 2020, New York, NY 10010
Richard N. Massey	Chief Executive Officer of Cannae Holdings, Inc.	(2)	1,631,950(4)	0.38%
Erika Meinhardt	Executive Vice President of Fidelity National Financial, Inc.	601 Riverside Avenue Jacksonville, FL 32204	152,461	Less than 0.1%
Barry B. Moullet	Principal of BBM Executive Insights, LLC	4017 South Atlantic Avenue Suite 705 Smyrna Beach, FL 32169
James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC	7835 Bayberry Road Jacksonville, FL 32256
Frank P. Willey	Partner at Hennelly & Grossfeld, LLP	4630 Admiralty Way #805, Marina Del Ray, CA 90292	467,922	0.11%
David W. Ducommun	President of Cannae Holdings, Inc.	(2)	188,829(5)	Less than 0.1%
Bryan D. Coy	Chief Financial Officer of Cannae Holdings, Inc.	(2)	36,816(6)	Less than 0.1%
Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(2)	165,008	Less than 0.1%

(1)	To the Reporting Persons’ knowledge. Based on the calculation as described in Item 5 of this Schedule 13D. Also see Item 2.
(2)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(3)

Includes 1,290,994 shares of Common Stock received on February 15, 2022 for no consideration pursuant to a distribution from Trasimene Capital Management, LLC (“Trasimene”), the external manager of CHI and CHL, of which Mr. Foley is the managing member. 3,355,811 shares of Common Stock are held directly by Mr. Foley, 10,609,644 shares of Common Stock are held directly by Bilcar, LLC, a partnership owned by Mr. Foley and Carol Foley, and 2,080,000 shares of Common Stock are issuable pursuant to currently exercisable options held by Mr. Foley.

(4)

Includes 181,830 shares of Common Stock received on February 15, 2022 for no consideration pursuant to a distribution from Trasimene, of which Mr. Massey is a non-managing member. 292,342 shares of Common Stock are held directly by Mr. Massey and 1,339,608 shares of Common Stock are held directly by Star Parent 2019-1, LLC, of which the Reporting Person is the managing member.

(5)	Includes 54,549 shares of Common Stock received on February 15, 2022 for no consideration pursuant to a distribution from Trasimene, of which Mr. Ducommun is a non-managing member.
(6)	Includes 36,366 shares of Common Stock received on February 15, 2022 for no consideration pursuant to a distribution from Trasimene, of which Mr. Coy is a non-managing member

Cannae Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Bryan D. Coy	Managing Director and Chief Financial Officer, Cannae Holdings, LLC	(2)	(3)	(3)
David W. Ducommun	Managing Director and President, Cannae Holdings, LLC	(2)	(3)	(3)
William P. Foley, II	Senior Managing Director, Cannae Holdings, LLC	(3)	(3)	(3)
Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(3)	(3)	(3)
Cannae Holdings, Inc.(1)	Managing Member, Cannae Holdings, LLC	(2)	(1)	(1)

(1)	Cannae Holdings, Inc., a Delaware corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of this Schedule 13D.
(2)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(3)	See table for “Cannae Holdings, Inc.” in this Schedule A.

DNB Holdco, LLC

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Bryan D. Coy	Manager, President, DNB Holdco, LLC	(2)	(3)	(3)
David W. Ducommun	Executive Vice President, Corporate Finance, DNB Holdco, LLC	(2)	(3)	(3)
Michael L. Gravelle	Executive Vice President and General Counsel, DNB Holdco, LLC	(2)	(3)	(3)
Cannae Holdings, LLC(1)	Sole Member, DNB Holdco, LLC	(2)	(1)	(1)

(1)	Cannae Holdings, LLC, a Delaware limited liability company, is the Sole Member of DNB Holdco, LLC. See above and Item 5 of this Schedule 13D.
(2)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(3)	See table for “Cannae Holdings, LLC” in this Schedule A.